

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Rahul Kakkar, MD
Chief Executive Officer
Pandion Therapeutics Holdco LLC
134 Coolidge Avenue
Watertown, Massachusetts 02472

> **Re: Pandion Therapeutics Holdco LLC**
> **Registration Statement on Form S-1**
> **Filed June 26, 2020**
> **File No. 333-239500**

Dear Dr. Kakkar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 26, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Revenue Recognition, page 103

1. We note your response and revised disclosure in response to comment 9. Please explain to us why you believe the research and development commitments will be completed in approximately 3 years given that the research term in the contract is for a period of 5 years.

<u>License and Collaboration Agreement with Astellas Pharma, page 131</u>

2.   Please revise your discussion to quantify the one time milestone payment related to the first dosing in a GLP-toxicology study or otherwise include this potential payment in the aggregate milestones presented.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lia Der Marderosian